Exhibit 99.1

ELBIT IMAGING ANNOUNCES HEARING’S PANEL DATE

Tel Aviv, Israel, January 2, 2019, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that The Nasdaq Stock Market (“Nasdaq”) granted the Company’s request for a hearing before the Nasdaq Hearings Panel (the “Panel”). The hearing will take place on January 31, 2019 at which time the Company will present its plan to regain compliance with Nasdaq Listing Rule 5450(b)(3)(C), under which the Company must maintain a minimum market value of its publicly held shares of $15,000,000 for 30 consecutive business days, and request a further extension of time to comply.

Accordingly, the delisting action has been stayed, pending a final written decision by the Panel.

There can be no assurance that the Panel will ultimately grant an extension of the compliance period.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com